December 11, 2006

Camlex Management
   agent for service for
FC Financial Services Inc.
8275 S. Eastern Ave., Suite 200
Las Vegas, Nevada 89123

      Re: FC Financial Services Inc.
             Registration Statement on Form SB-2
             Filed November 14, 2006
             File No. 333-138693

Ladies and Gentlemen:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 16

1.   Please tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. Any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, each selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

- The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

- At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

    Please revise as appropriate.

2.   Please identify the natural persons who beneficially own the securities held in the name of the entities in the selling stockholder table.

Recent Developments, page 31

3.   Expand to discuss all the material terms of the reverse acquisition of ICP Solar Technologies Inc. (and related material agreements). For example, disclose the value of the consideration paid to ICP stockholders on the date of the acquisition. Disclose the conversion ratio of the exchangeable shares.

4.   Disclose why you chose to structure the acquisition of ICP in the manner you did. For example, why did you choose to issue Class A Exchangeco shares exchangeable for your common stock as consideration for the ICP shares, rather than issuing your shares directly?

5.   We see on September 29, 2006, as a condition of closing of the transactions contemplated in the Share Purchase Agreement, the Company and the FC Principals entered into the Exchange and Voting Trust Agreement (the "Voting Trust Agreement") with the ICP Stockholders and the Trustee on September 29, 2006 and that pursuant to the terms of the Voting Trust Agreement, the FC Principals agreed to deposit with the Trustee 20,000,000 shares of your common stock (the "Trust Shares") for the purpose of creating a voting trust for the benefit of the ICP Stockholders. Please tell us the business purpose of this Voting Trust Agreement and the accounting implications thereof, if any. Revise the filing to address our concern.

6.   Please revise the third paragraph of this section to clarify the portion of your shares that were transferred and cancelled by the identified stockholders.

7.   Please be more specific regarding the nature of the bylaw changes and how they were connected to the acquisition. Include information regarding the former provision of the bylaw and the reason it was changed.

Exchange and Voting Trust Agreement, page 33

8.   Here and throughout your disclosure, rather that simply citing to paragraph numbers within the exchangeable share agreements, please explain the material purposes and effects of the applicable provisions.

Exchangeable Share Support Agreement, page 33

9.   Revise your disclosure to address the different ways in which former ICP stockholders may receive shares of your common stock (and additional consideration) in exchange for their Class A exchangeable Exchangeco shares. Disclose the factors you will consider in determining how to affect that exchange. For example, how will you determine whether to exercise the retraction call rights referenced in paragraph III(5)(a)(iii) of the Articles of Incorporation of Exchangeco filed with Exhibit 10.10?

10.   Please clarify which ICP stockholders are entitled to instruct the trustee regarding the voting of the shares. Also clarify the portion of the shares that each shareholder is entitled to so control.

Results of Operations – Year Ended January 31, 2006 Compared to Year Ended January 31, 2005, page 39

Revenue, page 39

11.   We see you indicate management believes that the company will realize increased sales volume from both new and existing customer base in 2007. Please revise the filing to disclose the basis for this conclusion in light of lost business and decreasing revenues from existing customers.

Cost of Sales, page 39

12.   We see you indicate management attributes the increase in cost of sales to increasing raw material pricing and inventory write-off of discontinued product line. Please revise the filing to quantify these contributing factors.

13.   We note management believes margins will increase by 40% for fiscal 2007 compared to fiscal 2006. Please revise the filing to disclose the basis for this conclusion.

Expenses, page 39

14.   We see you indicate expenses decreased 26% from the preceding year which is attributable to streamlining operations and adjustment to corporate overheads in line with company revenues. Please revise your discussion herein to qualify and quantify the steps taken by management to streamline operations. Explain also more fully the meaning of "adjustments to corporate overheard."

Results of Operations – Year Ended July 31, 2006 Compared to Year Ended July 31, 2005, page 40

Revenue, page 40

15.   We note management attributes the decrease in revenue to a "lack of product availability to supply current demand." Please tell us what you mean by a lack of product availability. Tell us the steps management has implemented that leads management to believe they can satisfy increased demand in 2007. Please revise the filing to address our concerns.

ICP Credit Facilities, page 41

16.   We see disclosures herein that your Canadian subsidiary has a Canadian credit facility in the amount of $1,760,000 which requires them to comply with certain financial covenants. We also see at July 31, 2006, the Canadian subsidiary was not in compliance therewith. Please revise MD&A to disclose the actual or expect impact of this non-compliance on your capital resources, results of operations and liquidity. Refer to Item 303 (b) of Regulation S-B.

Legal Proceedings, page 48

17.   Please revise your annual and interim financial statements to include all disclosures required by SFAS 5 for the contingencies outlined in this section.

Security Ownership of Certain Beneficial Owners and Management, page 48

18.   With respect to Equity Transfer & Trust Company, please provide the disclosure required by Instruction 2(d) and (e) to Regulation S-B Item 403.

19.   We note the holdings of your selling stockholders disclosed on page 17. Please revise your table here to provide the disclosure required by Item 403(a) of Regulation S-B.

20.   Please verify the accuracy of the percentage in the last row.

21.   Please identify the individuals who beneficially own the shares attributed to entities named in the footnote.

Description of Capital Stock, page 49

22.   Please describe the pending changes as evidenced by your recent information statement.

FC Financial Services Inc. November 30, 2005 Financial Statements, page F-2

Report of Independent Registered Public Accounting Firm for the financial statements of FC Financial Services, Inc., page F-2

23.   We note that the Manning Elliott LLP's auditor report refers to the predecessor auditor's report dated January 10, 2005. When an auditor refers to the report of a predecessor auditor, they are required to include the predecessor auditor's report. Please revise the filing to include the predecessor auditor's report. This comment applies also to the Registrant's Form 10-KSB filed February 7, 2006.

24.   To this regard, if the predecessor auditor's report is included, a current consent from both auditors will be required with your amendment.

General Comments

25.   Please update the financial statements as necessary to comply with Item 310(g) of Regulation S-B.

ICP Solar Technologies Inc. Financial Statements for the year ended January 31, 2006, page F-22

Consolidated Statements of Operations and Comprehensive Income, page F-25

26.   Please revise this statement to present the gain on sale of property recorded in 2006 as operating income rather than other income. Refer to the guidance at paragraph 45 of SFAS 144.

ICP Solar Technologies Inc. Financial Statements for the six-month period ended July 31, 2006, page F-39

5. Recent Corporate Developments Subsequent to Year-End, page F-44

27.	We see that subsequent to year end you acquired the remaining preferred shares in your Canadian subsidiary company in exchange for 842,201 Class E shares, thereby becoming the 100% owner of the subsidiary company. Please tell us and revise the filing to disclose how you accounted for and valued this transaction. Provide references to the authoritative accounting literature that supports your conclusions. We may have further comments after reviewing your response and revisions.

Pro Forma Consolidated Financial Statements, page F-46

28.	You disclose the September 2006 share exchange transaction in substance as a capital transaction which under U.S. GAAP is accounted for as a recapitalization rather than a business combination. Since a recapitalization is not a business combination and does not require the inclusion of pro forma financial statements under Article 11 of Regulation S-X, please remove the pro forma financial statements from this filing or tell us why you believe they are necessary.

Undertakings, page II-3

29.	Please include the current form of undertakings, including those required by Regulation S-B Item 512(a)(4) and (g)(2).

Signatures

30.	Please provide signatures of all the parties required to execute the registration statement, including an indication of who signed in the capacity of principal financial officer and controller or principal accounting officer below the second paragraph of text required on the Signatures page. See Instruction 1 to the Form SB-2 signature page.

Form 8-K dated September 29, 2006 filed October 5, 2006

31.	We note that the fiscal year end January 31, 2006 of ICP Solar Technologies Inc. is different from that of FC Financial Services, which is November 30, 2006. Please tell us the fiscal year end the Company will use after the recapitalization. If the registrant plans to use the fiscal year of FC Financial Services, the legal acquirer, please advise us as to when you expect to file the appropriate transition report on Form 8-K. Please also revise your registration statement to make the appropriate disclosure.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dennis Hult at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-2617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Richard Raymer, Esq. – Hodgson Russ LLP